Exhibit 99.1

Lufax Reports Third Quarter 2023 Financial Results

SHANGHAI, November 13, 2023 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Total income was RMB8,050 million (US$1,103 million) in the third quarter of 2023, compared to RMB13,193 million in the same period of 2022.

•	Net profit was RMB131 million (US$18 million) in the third quarter of 2023, compared to RMB1,355 million in the same period of 2022.

(In millions except percentages, unaudited)	Three Months Ended September 30,
	2022	2023		YoY
	RMB	RMB	USD
Total income	13,193	8,050	1,103	(39.0%)
Total expenses	(11,082)	(7,747)	(1,062)	(30.1%)
Total expenses excluding credit and asset impairment losses, finance costs and other (gains)/losses	(6,746)	(4,650)	(637)	(31.1%)
Credit and asset impairment losses, finance costs and other (gains)/losses	(4,336)	(3,097)	(424)	(28.6%)
Net profit	1,355	131	18	(90.3%)

Third Quarter 2023 Operational Highlights

•	Outstanding balance of loans enabled was RMB366.3 billion as of September 30, 2023 compared to RMB636.5 billion as of September 30, 2022, representing a decrease of 42.5%.

•	Cumulative number of borrowers increased by 6.8% to approximately 20.0 million as of September 30, 2023 from approximately 18.7 million as of September 30, 2022.

•	New loans enabled were RMB50.5 billion in the third quarter of 2023, compared to RMB123.8 billion in the same period of 2022, representing a decrease of 59.2%.

•	During the third quarter of 2023, excluding the consumer finance subsidiary, the Company bore risk on 54.3% of its new loans enabled, up from 21.7% in the same period of 2022.

•

As of September 30, 2023, including the consumer finance subsidiary, the Company bore risk on 31.8% of its outstanding balance, up from 22.5% as of September 30, 2022. Credit enhancement partners bore risk on 65.7% of outstanding balance, among which Ping An P&C accounted for a majority.

•	As of September 30, 2023, excluding the consumer finance subsidiary, the Company bore risk on 25.7% of its outstanding balance, up from 19.1% as of September 30, 2022.

•	For the third quarter of 2023, the Company’s retail credit enablement business take rate[1] based on loan balance was 7.8%, unchanged from the third quarter of 2022.

•

C-M3 flow rate[2] for the total loans the Company had enabled was 1.1% in the third quarter of 2023, compared to 1.0% the second quarter of 2023. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.2% and 0.7% respectively in the third quarter of 2023, as compared to 1.2% and 0.5% respectively in the second quarter of 2023.

•

Days past due (“DPD”) 30+ delinquency rate[3] for the total loans the Company had enabled was 6.0% as of September 30, 2023, as compared to 5.9% as of June 30, 2023. DPD 30+ delinquency rate for general unsecured loans was 6.9% as of September 30, 2023, as compared to 6.8% as of June 30, 2023. DPD 30+ delinquency rate for secured loans was 3.4% as of September 30, 2023, as compared to 2.9% as of June 30, 2023.

•

DPD 90+ delinquency rate[4] for total loans enabled was 3.7% as of September 30, 2023, as compared to 3.6% as of June 30, 2023. DPD 90+ delinquency rate for general unsecured loans was 4.2% as of September 30, 2023, as compared to 4.2% as of June 30, 2023. DPD 90+ delinquency rate for secured loans was 1.9% as of September 30, 2023, as compared to 1.7% as of June 30, 2023.

•	As of September 30, 2023, Non-performing loan (NPL) ratio[5] for consumer finance loans was 1.9% as compared to 2.2% as of June 30, 2023.

Mr. YongSuk Cho, Chairman and Chief Executive Officer of Lufax, commented, “While recent data has indicated that China’s economy is on the road to recovery, high-quality demand for loans from SBOs remained weak in the third quarter. Given this environment, we took steps to further de-risk and diversify our business during the quarter, emphasizing prudent decision-making and long-term, sustainable growth. We continued to prioritize asset quality over quantity, with early indicators suggesting that the asset quality of new loans enabled in 2023 is in line with our expectations, though not yet recovered to pre-COVID levels. We have also secured sufficient credit lines from our funding partners to support our 100% guarantee model for the remainder of 2023 and throughout 2024, laying the foundation for an improved take rate in the long term. Meanwhile, our consumer finance business continued to record healthy growth during the third quarter, with new loan sales volume increasing by 15.3% sequentially and 48.5% year over year. As part of our diversification efforts, we plan to acquire 100% of the equity interest of Ping An OneConnect Bank, pending the approval of the Hong Kong Monetary Authority and OneConnect’s shareholders. PAOB is a fully licensed bank with a service scope similar to traditional banks. As of June 30, 2023, a significant portion of PAOB’s loan balance is backed by the Hong Kong government’s SME Financing Guarantee Scheme and its capital adequacy ratio was 100%, which was substantially higher than the relevant regulatory requirement. We believe the business and target customers of PAOB sync well with our existing operations.”

[1]

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

[2]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from the flow rate calculation.

[3]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[4]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from the calculation.

[5]

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 61 or more calendar days past due and not written off, and certain restructured loans, divided by the outstanding balance of consumer finance loans.

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “During the third quarter, we doubled down on our goals of further improving efficiency and reinforcing the strategies that will fuel our future success. While our Puhui loan business faced pressure in generating new loan sales with asset quality that meets our tightened-up criteria, productivity of our direct sales team improved by 25.4% quarter over quarter, with 68% of new loans enabled in the third quarter coming from our direct sales team, compared to 61% in the prior quarter. On the risk performance front, the C-M3 flow rate of our Puhui business rose from 1.0% to 1.1% sequentially, due in part to a decrease of 16.1% in the outstanding loan balance of Puhui portfolios. Our consumer finance business experienced solid growth in new loan sales while maintaining a healthy asset quality. As the SBO segment faces lingering uncertainty and may need more time to recover, we plan to continue to grow our consumer finance business. Finally, we would like to express our ongoing gratitude to our shareholders for their continued support. We distributed our first half 2023 dividends in October, totaling US$89 million, and will continue to use our best efforts to deliver value to our shareholders.”

Mr. David Choy, Chief Financial Officer of Lufax, commented, “We remained committed to our cost optimization efforts during the third quarter. Our total expenses decreased by 30.1% from the same period of the prior year, and despite top-line pressure, we recorded a net profit of RMB131.0 million for the quarter. In alignment with our emphasis on stability and resilience, our guarantee subsidiary’s leverage ratio was only 1.6x at the end of the quarter, compared to the regulatory limit of 10x. Meanwhile, our cash at bank amounted to RMB39.8 billion as of September 30, 2023. We remain confident in our ability to maintain our operational prudence and generate sustainable growth.”

Third Quarter 2023 Financial Results

TOTAL INCOME

Total income was RMB8,050 million (US$1,103 million) in the third quarter of 2023, compared to RMB13,193 million in the same period of 2022, representing a decrease of 39.0%.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	6,672	50.6%	3,259	40.5%	(51.2%)
Net interest income	4,618	35.0%	3,307	41.1%	(28.4%)
Guarantee income	1,863	14.1%	941	11.7%	(49.5%)
Other income	(129)	(1.0%)	291	3.6%	(326.6%)
Investment income	168	1.3%	253	3.1%	50.5%
Share of net profits of investments accounted for using the equity method	0	0.0%	(1)	(0.0%)	(692.0%)
Total income	13,193	100.0%	8,050	100.0%	(39.0%)

•

Technology platform-based income was RMB3,259 million (US$447 million) in the third quarter of 2023, compared to RMB6,672 million in the same period of 2022, representing a decrease of 51.2%, due to 1) the decrease of retail credit service fees driven by the decrease in new loan sales and loan balance and 2) the decrease of referral and other technology platform-based income driven by the decrease in transaction volume.

•

Net interest income was RMB3,307 million (US$453 million) in the third quarter of 2023, compared to RMB4,618 million in the same period of 2022, representing a decrease of 28.4%, mainly due to the decrease in loan balance, partly offset by the increase of net interest income from the Company’s consumer finance business.

•

Guarantee income was RMB941 million (US$129 million) in the third quarter of 2023, compared to RMB1,863 million in the same period of 2022, representing a decrease of 49.5%, primarily due to the decrease in loan balance and a lower fee rate.

•

Other income was RMB291 million (US$40 million) in the third quarter of 2023, compared to other loss of RMB129 million in the same period of 2022. The increase was mainly due to the low base of the same period last year due to a refund of account management fees to the Company’s primary credit enhancement partner in that period.

•

Investment income was RMB253 million (US$35 million) in the third quarter of 2023, compared to RMB168 million in the same period of 2022, mainly due to the decreased impairment loss of investment assets’ fair value compared to the same period of last year.

TOTAL EXPENSES

Total expenses decreased by 30.1% to RMB7,747 million (US$1,062 million) in the third quarter of 2023 from RMB11,082 million in the same period of 2022. This decrease was mainly driven by sales and marketing expenses, as sales and marketing expenses decreased by 43.7% to RMB2,290 million (US$314 million) in the third quarter of 2023 from RMB4,071 million in the same period of 2022. Total expenses excluding credit impairment losses, asset impairment losses, finance costs and other (gains)/losses decreased by 31.1% to RMB4,650 million (US$637 million) in the third quarter of 2023 from RMB6,746 million in the same period of 2022.

	Three Months Ended September 30,
(In millions except percentages, unaudited)	2022		2023		YoY
	RMB	% of income	RMB	% of income
Sales and marketing expenses	4,071	30.9%	2,290	28.5%	(43.7%)
General and administrative expenses	592	4.5%	500	6.2%	(15.6%)
Operation and servicing expenses	1,600	12.1%	1,478	18.4%	(7.6%)
Technology and analytics expenses	484	3.7%	382	4.7%	(21.0%)
Credit impairment losses	3,956	30.0%	3,001	37.3%	(24.1%)
Asset impairment losses	68	0.5%	—	—	(100.0%)
Finance costs	306	2.3%	40	0.5%	(86.9%)
Other (gains)/losses - net	7	0.1%	56	0.7%	741.4%
Total expenses	11,082	84.0%	7,747	96.2%	(30.1%)

•

Sales and marketing expenses decreased by 43.7% to RMB2,290 million (US$314 million) in the third quarter of 2023 from RMB4,071 million in the same period of 2022. The decrease was mainly due to 1) the decreased borrowers acquisition costs as a result of the decrease in new loan sales and 2) decreased investor acquisition and retention expenses and referral expenses from platform service attributable to the decreased transaction volume.

•

General and administrative expenses decreased by 15.6% to RMB500 million (US$69 million) in the third quarter of 2023 from RMB592 million in the same period of 2022, mainly due to the Company’s expense control measures and the decrease of tax and surcharge.

•

Operation and servicing expenses decreased by 7.6% to RMB1,478 million (US$203 million) in the third quarter of 2023 from RMB1,600 million in the same period of 2022, due to the Company’s expense control measures and decrease of loan balance, partially offset by increasing resources invested in collection services.

•

Technology and analytics expenses decreased by 21.0% to RMB382 million (US$52 million) in the third quarter of 2023 from RMB484 million in the same period of 2022 due to 1) the optimization of technology and the research team, and 2) the Company’s improved efficiency.

•

Credit impairment losses decreased by 24.1% to RMB3,001 million (US$411 million) in the third quarter of 2023 from RMB3,956 million in the same period of 2022, mainly due to the decrease in provision of loans and receivables as a result of the decreased loan balance.

•

Finance costs decreased by 86.9% to RMB40 million (US$5 million) in the third quarter of 2023 from RMB306 million in the same period of 2022, mainly due to the increase of interest income from bank deposits and the decrease of interest as a result of our early repayment of our Ping An Convertible Promissory Notes and other dollar debt.

•

Other losses increased to RMB56 million (US$8 million) in the third quarter of 2023 from RMB7 million in the same period of 2022, mainly due to the decrease of government subsidies, partially offset by the decrease in foreign exchange losses.

NET PROFIT

Net profit was RMB131 million (US$18 million) in the third quarter of 2023, compared to RMB1,355 million in the same period of 2022, as a result of the aforementioned factors.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were both RMB0.04 (US$0.01) in the third quarter of 2023. Each two ADSs represents one ordinary share (“Share”).

BALANCE SHEET

The Company had RMB39,781 million (US$5,452 million) in cash at bank as of September 30, 2023, as compared to RMB43,882 million as of December 31, 2022. Net assets of the Company amounted to RMB94,325 million (US$12,928 million) as of September 30, 2023, as compared to RMB94,787 million as of December 31, 2022.

Conference Call Information

The Company’s management will hold an earnings conference call at 8:00 P.M. U.S. Eastern Time on Monday, November 13, 2023 (9:00 A.M. Beijing Time on Tuesday, November 14, 2023) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://dpregister.com/sreg/10183871/fae48531ac

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

The replay will be accessible through November 20, 2023, by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Conference ID:	9517380

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 91 financial institutions in China as funding and credit enhancement partners, many of which have worked with the Company for over three years.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the rate in effect as of September 30, 2023, as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Technology platform-based income	6,672,443	3,259,370	446,734	23,344,095	12,345,440	1,692,083
Net interest income	4,618,100	3,307,385	453,315	14,611,906	10,022,932	1,373,757
Guarantee income	1,863,293	940,803	128,948	5,701,766	3,506,208	480,566
Other income	(128,500)	291,132	39,903	1,107,077	828,764	113,592
Investment income	167,809	252,599	34,622	1,031,031	697,606	95,615
Share of net profits of investments accounted for using the equity method	138	(817)	(112)	1,515	(2,404)	(329)

Total income	13,193,283	8,050,472	1,103,409	45,797,390	27,398,546	3,755,283

Sales and marketing expenses	(4,070,803)	(2,290,403)	(313,926)	(12,050,538)	(7,860,523)	(1,077,374)
General and administrative expenses	(592,216)	(499,899)	(68,517)	(2,079,697)	(1,749,315)	(239,764)
Operation and servicing expenses	(1,599,564)	(1,477,852)	(202,556)	(4,770,562)	(4,611,878)	(632,110)
Technology and analytics expenses	(483,617)	(382,161)	(52,380)	(1,414,885)	(1,067,777)	(146,351)
Credit impairment losses	(3,955,506)	(3,001,108)	(411,336)	(10,291,935)	(9,130,614)	(1,251,455)
Asset impairment losses	(68,051)	—	—	(420,007)	—	—
Finance costs	(305,879)	(39,960)	(5,477)	(737,950)	(364,248)	(49,924)
Other gains/(losses) - net	(6,631)	(55,794)	(7,647)	(415,322)	117,062	16,045

Total expenses	(11,082,267)	(7,747,177)	(1,061,839)	(32,180,896)	(24,667,293)	(3,380,934)

Profit before income tax expenses	2,111,016	303,295	41,570	13,616,494	2,731,253	374,349
Income tax expenses	(756,377)	(172,322)	(23,619)	(4,035,520)	(864,292)	(118,461)

Net profit for the period	1,354,639	130,973	17,951	9,580,974	1,866,961	255,888

Net profit/(loss) attributable to:
Owners of the Group	1,326,757	93,778	12,853	9,514,661	1,731,103	237,267
Non-controlling interests	27,882	37,195	5,098	66,313	135,858	18,621

Net profit for the period	1,354,639	130,973	17,951	9,580,974	1,866,961	255,888

Earnings per share
-Basic earnings per share	1.16	0.08	0.01	8.31	1.51	0.21

-Diluted earnings per share	1.16	0.08	0.01	7.97	1.51	0.21

-Basic earnings per ADS	0.58	0.04	0.01	4.16	0.76	0.10

-Diluted earnings per ADS	0.58	0.04	0.01	3.99	0.76	0.10

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	USD
Assets
Cash at bank	43,882,127	39,780,863	5,452,421
Restricted cash	26,508,631	18,353,723	2,515,587
Financial assets at fair value through profit or loss	29,089,447	25,131,471	3,444,555
Financial assets at amortized cost	4,716,448	3,015,688	413,334
Accounts and other receivables and contract assets	15,758,135	9,343,652	1,280,654
Loans to customers	211,446,645	146,836,102	20,125,562
Deferred tax assets	4,990,352	4,839,584	663,320
Property and equipment	322,499	214,113	29,347
Investments accounted for using the equity method	39,271	36,867	5,053
Intangible assets	885,056	877,089	120,215
Right-of-use assets	754,010	460,652	63,138
Goodwill	8,911,445	8,911,445	1,221,415
Other assets	1,958,741	1,375,466	188,523

Total assets	349,262,807	259,176,715	35,523,124

Liabilities
Payable to platform users	1,569,367	1,300,293	178,220
Borrowings	36,915,513	37,018,377	5,073,791
Bond payable	2,143,348	—	—
Current income tax liabilities	1,987,443	497,136	68,138
Accounts and other payables and contract liabilities	12,198,654	8,140,672	1,115,772
Payable to investors of consolidated structured entities	177,147,726	105,378,584	14,443,337
Financing guarantee liabilities	5,763,369	4,253,726	583,022
Deferred tax liabilities	694,090	549,847	75,363
Lease liabilities	748,807	451,491	61,882
Convertible promissory note payable	5,164,139	5,636,496	772,546
Optionally convertible promissory notes	8,142,908	—	—
Other liabilities	2,000,768	1,624,624	222,673

Total liabilities	254,476,132	164,851,246	22,594,743

Equity
Share capital	75	75	10
Share premium	32,073,874	32,138,654	4,404,969
Treasury shares	(5,642,769)	(5,642,769)	(773,406)
Other reserves	2,158,432	(31,493)	(4,316)
Retained earnings	64,600,234	66,331,337	9,091,466

Total equity attributable to owners of the Company	93,189,846	92,795,804	12,718,723

Non-controlling interests	1,596,829	1,529,665	209,658

Total equity	94,786,675	94,325,469	12,928,381

Total liabilities and equity	349,262,807	259,176,715	35,523,124

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from/(used in) operating activities	2,368,661	5,057,374	693,171	(368,333)	10,338,153	1,416,962
Net cash generated from/(used in) investing activities	(5,559,517)	(3,712,218)	(508,802)	7,384,143	(1,876,727)	(257,227)
Net cash generated from/(used in) financing activities	4,459,025	(8,053,741)	(1,103,857)	(2,843,563)	(19,675,057)	(2,696,691)
Effects of exchange rate changes on cash and cash equivalents	203,617	77,757	10,657	205,975	504,849	69,195

Net increase/(decrease) in cash and cash equivalents	1,471,786	(6,630,828)	(908,831)	4,378,222	(10,708,782)	(1,467,761)
Cash and cash equivalents at the beginning of the period	29,402,746	25,459,557	3,489,523	26,496,310	29,537,511	4,048,453

Cash and cash equivalents at the end of the period	30,874,532	18,828,729	2,580,692	30,874,532	18,828,729	2,580,692